

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

Via E-mail
William G. Foster, Jr.
President and Chief Executive Officer
Village Bank and Trust Financial Corp.
13319 Midlothian Turnpike
Midlothian, VA 23113

>   **Re: Village Bank & Trust Financial Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 26, 2014**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
>   **Filed October 31, 2014**
>   **File No. 000-50765**

Dear Mr. Foster:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Michael Clampitt
>
>   Michael Clampitt
>   Senior Counsel

cc: Via E-mail
       George P. Whitley, Esq.